भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

RECEIVED
2005 FEB -9 A 9:53

FILE NO. 82.4524

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग, [redacted]

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
[redacted]ादाम कामा मार्ग,
बई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

05005611

CO/S&B/VR/2005/314

दिनांक / Date : 01.02.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :
QUARTERLY REVIEW OF ACCOUNTS AS ON 31ST DECEMBER, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/304 dated the February 01, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
FEB 09 2005
THOMSON FINANCIAL

Encl. : a/a.

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/304 दिनांक / Date: 01.02.2005

Dear Sir,

LISTING AGREEMENT :
QUARTERLY REVIEW OF ACCOUNTS AS ON 31ST DECEMBER, 2004.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter ended the 31st December, 2004, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

FILE NO. 32.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2004

(Rs.in crores)

	Particulars	Quarter ended		Nine months ended		Year ended
		31.12.2004 (Reviewed)	31.12.2003 (Reviewed)	31.12.2004 (Reviewed)	31.12.2003 (Reviewed)	31.03.2004 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	8029.07	7437.43	23780.49	22821.64	30460.48
	(a) Interest/discount on advances/bills	3442.42	2843.95	9576.02	8451.30	11267.17
	(b) Income on Investments	3645.24	3911.22	11799.25	11613.16	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank f	420.11	493.23	1379.64	2179.19	2499.39
	(d) Others	521.30	189.03	1025.58	577.99	978.41
2	Other Income	2238.00	1121.91	5429.26	5529.92	7612.45
	(A) TOTAL INCOME (1+2)	10267.07	8559.34	29209.75	28351.56	38072.93
3	Interest Expended	4368.99	4664.44	13786.52	14948.92	19274.16
4	Operating Expenses (e) + (f)	2508.11	2094.61	7356.95	6214.50	9245.31
	(e) Payments to and provisions for employees	1690.07	1452.00	5057.92	4324.57	6447.69
	(f) Other Operating Expenses	818.04	642.61	2299.03	1889.93	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6877.10	6759.05	21143.47	21163.42	28519.47
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	3389.97	1800.29	8066.28	7188.14	9553.46
	(D) Provisions and Contingnecies (net of write-back)	1710.54	707.97	2796.59	3011.16	4628.10
	- of which provisions for Non-performing assets	791.56	400.00	1300.00	2660.32	3702.75
	(E) Provision for Taxes	580.08	172.88	2030.05	1368.44	1244.36
	(F) NET PROFIT (C - D - E)	1099.35	919.44	3239.64	2808.54	3681.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	19704.98	16677.08	19704.98	16677.08	19704.98
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.66%	14.74%	12.66%	14.74%	13.53%
	(iii) Earnings per Share (in Rs.)	20.89 (not annualised)	17.47 (not annualised)	61.56 (not annualised)	53.36 (not annualised)	69.94
	(iv) (a) Amount of gross non-performing assets	12794.99	13846.37	12794.99	13846.37	12667.21
	(b) Amount of net non-performing assets	4812.65	4075.97	4812.65	4075.97	5441.73
	(c) % of gross NPAs	6.54%	9.16%	6.54%	9.16%	7.75%
	(d) % of net NPAs	2.56%	2.88%	2.56%	2.88%	3.48%
	(v) Return on Assets (Annualised)	1.00%	0.97%	1.01%	0.98%	0.94%
8	Shareholding pattern					
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700
	..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others ..... No. of shares	211960178	211960178	211960178	211960178	211960178
	..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Nine months ended		Year ended
			31.12.2004 (Reviewed)	31.12.2003 (Reviewed)	31.12.2004 (Reviewed)	31.12.2003 (Reviewed)	31.03.2004 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	7832.80	7359.99	23825.49	23261.43	31335.29
	b	Treasury Operations	4962.57	4692.89	14921.10	16751.43	21989.43
		Total	12795.37	12052.88	38746.59	40012.86	53324.72
		Less : Inter Segment Revenue	3007.43	3493.54	10399.75	11820.93	15413.10
		Net Income from Operations	9787.94	8559.34	28346.84	28191.93	37911.62
2		Segment Results (Profit before tax)					
	a	Banking Operations	625.79	842.32	2979.75	2295.13	1835.71
	b	Treasury Operations	663.13	338.62	1692.91	2998.43	3815.62
		Total	1288.92	1180.94	4672.66	5293.56	5651.33
		Less : Unallocated expenses (net of unallocated income)	-390.51	88.62	-597.03	1116.58	725.97
		Operating Profit	1679.43	1092.32	5269.69	4176.98	4925.36
		Less : Income Tax	580.08	172.88	2030.05	1368.44	1244.36
		Net Profit	1099.35	919.44	3239.64	2808.54	3681.00
3		Segment Assets					
	a	Banking Operations	371366.06	346624.29	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96	181949.26	171362.96
		Total	407815.28	375876.50	407815.28	375876.50	407815.28
4		Segment Liabilities					
	a	Banking Operations	353095.50	331062.18	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.86	167296.26	161744.86	167296.26
		Total	387584.00	358673.45	387584.00	358673.45	387584.00

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

FILE NO. 82-4524

Notes :

1. The working results for the quarter ended 31st December 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax and Other Contingencies on an estimated basis.

2. Payments to and provisions for Employees for the quarter ended 31st December, 2004 includes an amount of Rs.88.63 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.

3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 (Revised) of the ICAI.

4. Provisions and Contingencies include an adhoc provision of Rs. 500 crores during the 9 month period ended 31.12.2004 (Rs.300 crores during the quarter) towards arrears of salary payable to the employees, pending settlement of wage revision.

5. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT Categories has been changed with effect from 1st April, 2004 and is being consistently followed during the period ended 31st December 2004 also. Pursuant to such change, the investments are valued after netting-off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation as against the earlier practice of providing depreciation scrip-wise while ignoring appreciation. Had the earlier practice been continued, provision as on 31st December, 2004 would have been higher by Rs. 3797.64 crores.

6. From 1st April, 2004, the loss on redemption of securities in the AFS Category has been recognized after adjusting the underlined specific provision held against these securities as against accounting of the same on gross basis in the Income from Investments in earlier period. However, there is no impact on the Net Profit for the Quarter/ nine months

7. During the period under review, the Bank has disinvested 37% stake (costing Rs 11.10 crores) of its fully owned subsidiary. SBI Funds Management Pvt. Limited (SBIFMPL) in favour of Societe Generale Asset Management (SGAM), after obtaining necessary Statutory approvals. The profit on the transaction , Rs.146.40 crores, has been included under "Other Income".

8. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 28th January 2005 and subjected to Review by Auditors.

ASHOK K. KINI Managing Director & G E (NB)	C. BHATTACHARYA Managing Director & G E (CB)	A. K. PURWAR Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co., Chartered Accountants	Vyas & Vyas, Chartered Accountants	S. Viswanathan, Chartered Accountants	S. P. Chopra & Co., Chartered Accountants
G. S. Mathur & Co., Chartered Accountants	R. Devendra Kumar & Associates, Chartered Accountants		Venugopal & Chenoy, Chartered Accountants
Chaturvedi & Co., Chartered Accountants	O. P. Totla & Co., Chartered Accountants	K. S. Aiyar & Co., Chartered Accountants	B. D. Bansal & Co., Chartered Accountants
Sarma & Co., Chartered Accountants	K. P. Rao & Co., Chartered Accountants	Philipos & Co., Chartered Accountants	

Mumbai
28th January 2005

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 31ST DECEMBER 2004

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended December 31, 2004. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **513** branches reviewed by the Bank's Concurrent Auditors, **8** Foreign Offices reviewed by External Auditors and unreviewed returns in respect of **8549** branches (including 15 Foreign Offices). In the conduct of our review, in addition to 42 branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating 521 branches / offices. This review covers **54.95%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **62.96%** of NPAs as on December 31, 2004.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Attention is drawn to Note no. 5 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

FILE NO. 82.4524

5 Based on our review conducted as above, save as otherwise stated in Note No. 3 and 6 forming part of unaudited financial results, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants
(Sachidananda Krishnan)
Partner : M.No. 51626

Vyas & Vyas,
Chartered Accountants
(C. P. Kapoor)
Partner : M.No. 71275

S. Viswanathan,
Chartered Accountants
(V. C. Krishnan)
Partner : M.No. 22167

S. P. Chopra & Co.,
Chartered Accountants
(R. N. Das)
Partner : M.No. 8992

G. S. Mathur & Co.,
Chartered Accountants
(L. N. Jha)
Partner : M.No. 88224

R. Devendra Kumar & Associates,
Chartered Accountants
(D. K. Gupta)
Partner : M.No. 9032

Venugopal & Chenoy,
Chartered Accountants
(D.V. Jankinath)
Partner : M.No. 29505

Chaturvedi & Co.,
Chartered Accountants
(S. C. Chaturvedi)
Partner : M.No. 12705

O. P. Totla & Co.,
Chartered Accountants
(S. R. Totla)
Partner : M.No. 71774

K. S. Aiyar & Co.,
Chartered Accountants
(Santanu Ghosh)
Partner : M.No. 50927

B. D. Bansal & Co.,
Chartered Accountants
(Sumit Kumar Bansal)
Partner : M.No. 99496

Sarma & Co.,
Chartered Accountants
(R. L. Das Sarma)
Partner : M.No. 2464

K. P. Rao & Co.,
Chartered Accountants
(K. Surya Prakash)
Partner : M.No. 18857

Phillipos & Co.,
Chartered Accountants
(K. Radhakrishnan)
Partner : M.No. 8242

Mumbai,
28th January 2005.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.
Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No. : CO/S&B/VR/2005/ 347

दिनांक / Date : 04.02.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/337 dated the February 03, 2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेअर आणि रोखे विभाग, मध्यवर्ती कार्यालय, स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई 400 021.
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय, स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई 400 021.
Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

The Executive Director.
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai – 400 001.

क्रमांक / No. : CO/S&B/VR/2005/337

दिनांक / Date : 3rd February 2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 36
ACQUISITION OF MAJORITY SHAREHOLDING –
INDIAN OCEAN INTERNATIONAL BANK LTD. (IOIB), MAURITIUS

In terms of clause 36 of the listing agreement, we advise having finalized today with the principal shareholders of IOIB for acquisition of over 51% equity of the above Bank, along with management control therein.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager.

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को वढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फॅक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/265

दिनांक / Date : 28.01.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEWED WORKING RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/252 dated the January 28, 2005 addressed to The Stock Exchange, Mumbai alongwith a copy of the reviewed working results for the quarter ended 31st December, 2004 of the Bank.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888 / 2202 2678

क्रमांक / No.: CO/S&B/VR/2005/252

दिनांक / Date : 28.01.2005

Dear Sir,

LISTING AGREEMENT : REVIEWED WORKING RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2004

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed working results for the quarter ended 31st December, 2004, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

~~GENERAL MANAGER~~
(Shares & Bonds)
Encl. a.a

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2004

(Rs.in crores)

	Particulars	Quarter ended 31.12.2004 (Reviewed)	Quarter ended 31.12.2003 (Reviewed)	Nine months ended 31.12.2004 (Reviewed)	Nine months ended 31.12.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	8029.07	7437.43	23780.49	22821.64	30460.48
	(a) Interest/discount on advances/bills	3442.42	2843.95	9576.02	8451.30	11267.17
	(b) Income on Investments	3645.24	3911.22	11799.25	11613.16	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank funds	420.11	493.23	1379.64	2179.19	2499.39
	(d) Others	521.30	189.03	1025.58	577.99	978.41
2	Other Income	2238.00	1121.91	5429.26	5529.92	7612.45
	(A) TOTAL INCOME (1 + 2)	10267.07	8559.34	29209.75	28351.56	38072.93
3	Interest Expended	4368.99	4664.44	13786.52	14948.92	19274.16
4	Operating Expenses (e) + (f)	2509.11	2094.61	7356.95	6214.50	9245.31
	(e) Payments to and provisions for employees	1690.07	1452.00	5057.92	4324.57	6447.69
	(f) Other Operating Expenses	818.04	642.61	2299.03	1889.93	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6877.10	6759.05	21143.47	21163.42	28519.47
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	3389.97	1800.29	8066.28	7188.14	9553.46
	(D) Provisions and Contingencies (net of write-back)	1710.54	707.97	2796.59	3011.18	4628.10
	— of which provisions for Non-performing assets	791.56	400.00	1300.00	2660.32	3702.75
	(E) Provision for Taxes	580.08	172.88	2030.05	1368.44	1244.36
	(F) NET PROFIT (C - D - E)	1099.35	919.44	3239.64	2808.54	3681.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	19704.98	16677.08	19704.98	16677.08	19704.98
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.66%	14.74%	12.66%	14.74%	13.53%
	(iii) Earnings per Share (in Rs.)	20.89 (not annualised)	17.47 (not annualised)	51.56 (not annualised)	53.36 (not annualised)	69.94
	(iv) (a) Amount of gross non-performing assets	12794.99	13846.37	12794.99	13846.37	12667.21
	(b) Amount of net non-performing assets	4812.65	4075.97	4812.65	4075.97	5441.73
	(c) % of gross NPAs	6.54%	9.18%	6.54%	9.18%	7.75%
	(d) % of net NPAs	2.56%	2.88%	2.56%	2.88%	3.48%
	(v) Return on Assets (Annualised)	1.00%	0.97%	1.01%	0.98%	0.94%
8	Shareholding pattern					
	a) Reserve Bank of India ...... No. of shares	314338700	314338700	314338700	314338700	314338700
	...... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others ...... No. of shares	211960178	211960178	211960178	211960178	211960178
	...... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 31.12.2004 (Reviewed)	Quarter ended 31.12.2003 (Reviewed)	Nine months ended 31.12.2004 (Reviewed)	Nine months ended 31.12.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1		Segment Revenue (Income)					
	a	Banking Operations	7832.80	7359.99	23825.49	23261.43	31335.29
	b	Treasury Operations	4962.57	4692.89	14921.10	16751.43	21989.43
		Total	12795.37	12052.88	38746.59	40012.86	53324.72
		Less : Inter Segment Revenue	3007.43	3493.54	10399.75	11820.93	15413.10
		Net Income from Operations	9787.94	8559.34	28346.84	28191.93	37911.62
2		Segment Results (Profit before tax)					
	a	Banking Operations	625.79	842.32	2979.75	2295.13	1835.71
	b	Treasury Operations	663.13	338.62	1692.91	2998.43	3815.62
		Total	1288.92	1180.94	4672.66	5293.56	5651.33
		Less : Unallocated expenses (net of unallocated income)	-390.51	88.62	-597.03	1116.58	725.97
		Operating Profit	1679.43	1092.32	5269.69	4176.98	4925.36
		Less : Income Tax	580.08	172.88	2030.05	1368.44	1244.36
		Net Profit	1099.35	919.44	3239.64	2808.54	3681.00
3		Segment Assets					
	a	Banking Operations	371366.06	346624.29	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96	181949.26	171362.96
		Total	407815.28	375876.50	407815.28	375876.50	407815.28
4		Segment Liabilities					
	a	Banking Operations	353095.50	331062.18	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.86	167296.26	161744.86	167296.26
		Total	387584.00	358673.45	387584.00	358673.45	387584.00

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter ended 31st December 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, and other contingencies on an estimated basis.
2. Payments to and provisions for Employees for the quarter ended 31st December 2004 include an amount of Rs.88.63 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.
3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11(Revised) of the ICAI
4. Provisions and contingencies include an adhoc provision of Rs.500 crores during the nine month period ended 31.12.2004 (Rs.300 crores during the quarter) towards arrears of salary payable to the employees, pending settlement of wage revision .
5. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT Categories has been changed with effect from 1st April, 2004 and is being consistently followed during the period ended 31st December 2004 also. Pursuant to such change, the investments are valued after netting-off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation as against the earlier practice of providing depreciation scrip-wise while ignoring appreciation. Had the earlier practice been continued, provision as on 31st December, 2004 would have been higher by Rs.3797.64 crores.
6. From 1st April, 2004, the loss on redemption of securities in the AFS Category has been recognised after adjusting the underlying specific provision held against these securities as against accounting of the same on gross basis in the Income from Investments in earlier period. However, there is no impact on the Net Profit for the Quarter/ nine months
7. Number of Investors Complaints received and disposed of during the quarter ended 31st December, 2004 : (i) Pending at the beginning of the quarter 32. (ii) Received during the quarter 2387. (iii) Disposed of during the quarter 234[illegible]. (iv) Lying unresolved at the end of the quarter 71 (since disposed of).
8. During the period under review, the Bank has disinvested 37% stake(costing Rs11.10 crores) of its fully owned subsidiary, SBI Funds Management Pvt. Limited (SBIFMPL) in favour of Societe Generale Asset Management (SGAM) after obtaining necessary Statutory approvals. The profit on the transaction , Rs146.40 crores, has been included under "Other Income".
9. The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 28th January 2005 and subjected to Review by Auditors.

Mumbai
Date : 28th January, 2005

ASHOK K. KINI
Managing Director & Group Executive
(National Banking)

C. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

A. K. PURWAR
Chairman

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S.B.I. C.O., Mumbai S&B Dept.